Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-221738

PROSPECTUS SUPPLEMENT

(To Joint Proxy Statement/Prospectus dated January 5, 2018)

Offer of Modified Conversion Consideration

and Solicitation of Consents

Relating to CalAtlantic Group, Inc.

1.625% Convertible Senior Notes due 2018

(CUSIP No. 783764AQ6)

Lennar Corporation (“Lennar”), on behalf of its wholly owned subsidiary CalAtlantic Group, Inc. (“New CalAtlantic”), which is the successor by merger to the former CalAtlantic Group, Inc. (“CalAtlantic”), is offering (the “Offer”) holders of 1.625% convertible senior notes due 2018 (“Notes”) of CalAtlantic, which was the successor by merger to The Ryland Group, Inc., the opportunity to elect to receive upon delivery of Notes for conversion between 11:59 p.m. New York City time on February 12, 2018 and 5:00 p.m. New York City time on March 29, 2018 (the “Make-Whole Adjustment Period”), instead of the type of consideration called for in the Supplemental Indenture by which the Notes are governed (the “Supplemental Indenture”), the approximate weighted average of the types of consideration that is being received in total by CalAtlantic stockholders as a result of the merger of CalAtlantic with and into New CalAtlantic (the “Merger”).

IN ORDER FOR HOLDERS OF NOTES TO ELECT TO RECEIVE THE MODIFIED CONVERSION CONSIDERATION, AND IN ORDER FOR HOLDERS OF NOTES TO BENEFIT FROM A MAKE-WHOLE ADJUSTMENT TO THE CONVERSION RATE, NOTES WILL HAVE TO BE SURRENDERED FOR CONVERSION AT OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON MARCH 29, 2018.

As is discussed below, because the Merger has been completed, under the Supplemental Indenture, a holder of Notes is entitled to receive upon conversion $48.26 in cash with regard to each former share of CalAtlantic common stock as to which Notes are converted. Lennar is offering to issue instead, with regard to each former share of CalAtlantic common stock as to which Notes are converted during the Make-Whole Adjustment Period, a combination of (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock, and (c) $9.845 in cash (the “Modified Conversion Consideration”). Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange on February 12, 2018, the value of the Modified Conversion Consideration was $52.31 per former share of CalAtlantic common stock, equal to $1,674.02 per $1,000 principal amount of Notes that are converted during the Make-Whole Adjustment Period. However, the market price of Lennar’s Class A and Class B common stock changes every trading day, and therefore, the value of the Modified Conversion Consideration during or at the end of the Make-Whole Adjustment Period may be less or more than it was based on the last reported sale prices on February 12, 2018.

Regardless of which conversion option is chosen, holders of Notes who surrender them for conversion during the Make-Whole Adjustment Period will benefit from a Make-Whole Adjustment that will increase the number of former shares of CalAtlantic stock issuable on conversion of each $1,000 principal amount of Notes to 32.0018 shares, instead of the 31.8906 shares into which each $1,000 principal amount of Notes was convertible before the Merger and will again be convertible after the end of the Make-Whole Adjustment Period.

A holder of Notes who elects to receive the Modified Conversion Consideration will, by making that election, consent to amend the Supplemental Indenture to remove a requirement that CalAtlantic file annual and quarterly reports with the SEC and send copies of those reports to the Trustee for the holders of Notes and to the holders themselves. It will not be possible to elect to receive the Modified Conversion Consideration without consenting to the amendment to the Supplemental Indenture.

As a possible alternative to converting or continuing to hold Notes, during the period prior to 5:00 p.m. New York City time on March 29, 2018 (the “Fundamental Change Period”), a holder of Notes will have the right to require CalAtlantic to purchase the holder’s Notes for 100% of their principal amount plus accrued but unpaid interest to, but not including, March 30, 2018 (a total of 100.6094% of the principal amount), which is the Fundamental Change Purchase Date. Whether the amount a holder of Notes would receive upon exercise of this right would be more or less than the value of the Modified Conversion Consideration at a point in time will depend on the market price of Lennar’s Class A and Class B common stock. Based on the last sale prices of Lennar’s Class A and Class B common stock on February 12, 2018, reported on the New York Stock Exchange, the value of the Modified Merger Consideration with regard to $1,000 principal amount of Notes converted during the Make-Whole Adjustment Period would have been $1,674.02.

The Modified Conversion Consideration will be in lieu of the conversion consideration provided for in the Supplemental Indenture. A Noteholder that elects to receive the Modified Conversion Consideration will not receive the conversion consideration provided for in the Supplemental Indenture. A holder that converts Notes will not be able to require New CalAtlantic to purchase the holder’s Notes for 100% of their principal amount plus accrued but unpaid interest regardless of whether the converting holder converts into the conversion consideration provided for in the Supplemental Indenture or into the Modified Conversion Consideration.

The Lennar shares that will be issued upon conversion of Notes have been registered under the Securities Act of 1933, as amended, in Registration Statement File No. 333-221738. That Registration Statement contains a Joint Proxy Statement/Prospectus that contains or incorporates information about the Merger and about Lennar and CalAtlantic. You are urged to read that Joint Proxy Statement/Prospectus, because it contains important information. You can obtain a copy of the Joint Proxy Statement/Prospectus without charge from the Information Agent described below. You can also obtain a copy of the Registration Statement of which the Joint Proxy Statement/Prospectus is a part free at the SEC’s website, www.sec.gov., or at Lennar’s website, www.lennar.com.

Neither the Securities and Exchange Commission nor any other federal or state governmental agency has approved or disapproved the offer of Modified Conversion Consideration or the securities that are being offered in connection with it or determined whether this Prospectus Supplement is accurate or complete. Any representation to the contrary would be a criminal offense.

If you have questions about conversion of your Notes, or would like additional copies of this Prospectus Supplement, you may contact the Conversion Agent, at the following address and telephone number:

The Bank of New York Mellon Trust Company, N.A.

Pamela J. Adamo

BNY Mellon

Representative, Client Processing/Issuer & Loan Services I CSD-Reorg

Ill Sanders Creek Parkway, East Syracuse, NY 13057

Telephone: (315) 414-3317

The date of this Prospectus Supplement is February 21, 2018

We have not authorized anybody to give information or represent anything to you other than the information in this Prospectus Supplement or in the Joint Proxy Statement/Prospectus dated January 4, 2018, included in Registration Statement File No. 333-221738 (each of which includes the information incorporated by reference into it). You must not rely on unauthorized information or representations, including unauthorized information about the terms of the offer to issue Modified Conversion Consideration.

This Prospectus Supplement does not offer to sell, or ask for offers to buy, securities in any jurisdiction where such an offer or sale would not be lawful.

The information in this Prospectus Supplement is current only as of the date on the cover page, and may change after that date. We do not represent that at any time after the date of this Prospectus Supplement the information in this Prospectus Supplement will continue to be correct, or that since the date of the Joint Proxy Statement/Prospectus our affairs have been, or in the future they will be, as described in the Joint Proxy Statement/Prospectus.

SUMMARY TERM SHEET

The following are answers to some questions regarding the offer being made by Lennar, on behalf of New CalAtlantic, to holders of Notes (the “Offer”). It contains only summary information. More complete information is contained in the remainder of this Prospectus Supplement.

What am I being offered?

You are being offered the right to receive, on conversion of Notes during the Make-Whole Adjustment Period that ends on March 29, 2018, instead of the conversion consideration provided under the Supplemental Indenture that governs the Notes (the “Supplemental Indenture”), Modified Conversion Consideration of which 20.40% will be in the form of cash of $48.26 per full former CalAtlantic share as to which a Note is converted and 79.60% will be in the form of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock per full former CalAtlantic share as to which the Note is converted. Therefore, Lennar is offering for each former share of CalAtlantic stock into which a Note is converted (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock, and (c) $9.845 in cash.

Who is making the Offer?

The Offer is being made by Lennar, which is the sole stockholder of New CalAtlantic. New CalAtlantic has assumed the obligations of the issuer with regard to the Notes.

How will the offer be affected by the Make-Whole Adjustment?

During the entire time the Offer is in effect, holders of Notes will be entitled to receive on conversion the number of shares per $1,000 principal amount that reflects the Make-Whole Adjustment. Therefore, the number of former CalAtlantic shares regarding which the Modified Merger Consideration will be issued will include shares added because of the Make-Whole Adjustment. Without the Make-Whole Adjustment, a Note in the principal amount of $1,000 is convertible into 31.8906 former shares of CalAtlantic common stock. During the period the Make-Whole Adjustment is in effect, a Note in the principal amount of $1,000 is convertible into 32.0018 former shares of CalAtlantic common stock.

What is the value of what Lennar is offering?

The value of what Lennar is offering varies depending on the market price of Lennar’s Class A and Class B common stock. Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange on February 12, 2018 (the day the Merger became effective), the value of what Lennar is offering was $1,674.02 per $1,000 principal amount of Notes. However, depending on the price of Lennar’s Class A and Class B common stock, the value of what Lennar is offering may at any point in time be lower or higher than that.

What will I receive if I convert my Notes during the Make-Whole Adjustment Period but don’t elect to receive the Modified Conversion Consideration?

You will receive cash of $1,544.41 per $1,000 principal amount.

What will I receive if I convert my Notes after the Make-Whole Adjustment Period expires?

You will receive cash of $1,539.04 per $1,000 principal amount.

Do I have any choices other than to convert my Notes?

Yes. Because the Merger constituted a Fundamental Change for purposes of the Supplemental Indenture, during the period ending at 5:00 p.m. New York City time on March 29, 2018, you will have the right to require New CalAtlantic to purchase your Notes on March 30, 2018, for 100% of their principal amount plus accrued interest. This will total $1,006.094 per $1,000 principal amount. Holders of Notes have received a Notice of Fundamental Change describing this Fundamental Change Purchase Right in greater detail.

You can also hold your Notes until they mature on May 15, 2018. If you do that, when the Notes mature you will receive a principal payment equal to 100% of their principal amount plus accrued but unpaid interest.

Finally, if there is a market for the Notes, you may be able to sell your Notes. However, if most of the outstanding Notes are converted, there may not be a market for the Notes that are not converted.

If I accept the Offer, must I accept it with regard to all my Notes?

No, you can accept the Offer with regard to all, some or none of your Notes. However, the Notes as to which you accept the Offer must be in the principal amount of $1,000 or an integral multiple of $1,000.

Will my electing to receive the Modified Conversion Consideration result in a modification of the Supplemental Indenture?

Yes. An election to accept Lennar’s Offer of Modified Conversion Consideration will constitute a consent to modify the Supplemental Indenture to remove Section 10.01. That Section requires that so long as any Notes are outstanding, CalAtlantic must file with the SEC all quarterly and annual financial information required to be contained in Forms 10-Q and 10-K and, with respect to annual consolidated financial statements, a report of CalAtlantic’s independent auditors. It requires that those materials be sent to the Trustee under the Supplemental Indenture and to the holders of Notes. Because New CalAtlantic is a wholly owned subsidiary of Lennar, its assets, liabilities, income and expenses will be included in Lennar’s consolidated financial statements that are filed with the SEC. Further, Lennar has guaranteed the obligations of New CalAtlantic with regard to the Notes. Lennar files annual, quarterly and other reports with the SEC, and it believes holders of Notes have no need for separate information about New CalAtlantic. Therefore Lennar wants to avoid the need for New CalAtlantic to prepare separate SEC filings.

Will my receipt of Modified Merger Consideration depend on whether there are enough consents to remove Section 10.01 from the Supplemental Indenture?

No. Removal of Section 10.01 requires the consent of holders of a majority in principal amount of the outstanding Notes. If holders of less than a majority in principal amount of the Notes elect to receive the Modified Conversion Consideration and no other holders of Notes consent to remove Section 10.01, Section 10.01 will not be removed. However, despite that, Lennar will issue the Modified Conversion Consideration to all holders of Notes who elect to receive it.

What do I have to do to elect to convert my Notes into the Modified Conversion Consideration?

You must surrender your Notes for conversion through the transmittal procedures of The Depositary Trust Company (“DTC”) so they are received by the Conversion Agent before 5:00 p.m. New York City time on March 29, 2018.

•	If your Notes are held by a broker, a bank or other nominee, you must instruct the nominee to surrender the Notes on your behalf through DTC’s transmittal procedures, and tell the nominee that you are converting into the Modified Conversion Consideration. You must do this sufficiently in advance so the surrender can be completed before 5:00 p.m. New York City time on March 29, 2018.

•	If you are a DTC participant, you must surrender your Notes electronically through DTC’s Automatic Tender Offer Program (“ATOP”) over the Participant Terminal System in time for the surrender to be completed before 5:00 p.m. New York City time on March 29, 2018. You must arrange for DTC to include an agent’s message that you are converting into the Modified Merger Consideration and are consenting to the amendment removing Section 10.01 from the Supplemental Indenture governing the Notes.

You will bear the risk that surrender of your Notes will not be completed before the time for surrendering them expires.

By surrendering Notes, or instructing your nominee to surrender them, for conversion into the Modified Conversion Consideration, you will agree to be bound by the terms described below under “How to Elect to Receive the Modified Merger Consideration” .

If I elect to receive Modified Conversion Consideration, when will I receive it?

Lennar believes its offer of Modified Conversion Consideration constitutes a tender offer for purposes of the Federal securities laws and is subject to, among other things, SEC rules that require that a tender offer remain open for at least 20 business days and that while an offer remains open, persons who deposit securities have the right to withdraw them. The Supplemental Indenture requires that the consideration due in respect of a conversion be delivered on the third business day following the relevant conversion date. In order to comply with the SEC rules, the conversion date with regard to Notes submitted for the Modified Conversion Consideration will be deemed to be the date the right to withdraw submissions ends, which will be March 29, 2018, and the shares and cash being issued as Modified Merger Consideration will be delivered within three business days following that conversion date.

When will the offer expire?

The offer will expire at 5:00 p.m. New York City time on March 29, 2018. In order to accept the offer you will have to follow DTC procedures for conversion of debt securities, stating that you are electing to receive the Modified Conversion Consideration. You will have to do that in time so DTC transfers your Notes and confirms your election and consent to the Conversion Agent before the offer expires.

Where can I get additional information?

You can obtain additional information from the Conversion Agent named on the cover of this Prospectus Supplement.

THE OFFER REGARDING MODIFIED MERGER CONSIDERATION

Background

On October 29, 2017, CalAtlantic, Lennar and New CalAtlantic entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to a merger of CalAtlantic into New CalAtlantic (the “Merger”). The stockholders of both CalAtlantic and Lennar gave necessary approvals related to the Merger on February 12, 2018, and the Merger was completed on that day. Under the Merger Agreement, holders of former CalAtlantic common stock are entitled to receive, with regard to each former share of CalAtlantic common stock, 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock. However, holders of CalAtlantic common stock had the option (which expired on February 5, 2018) to elect to receive $48.26 per CalAtlantic share in cash instead of Lennar stock as merger consideration, subject to a limit that the amount Lennar could be required to pay in cash would not exceed $1,162,249,972. Because of that limitation, the option to receive cash could not be exercised with regard to more than 24,083,091 shares of CalAtlantic common stock. If the option had been exercised with regard to more than that maximum number of shares, the cash paid to holders who elected to receive cash would have been prorated and they would have received the remainder of their Merger consideration in the form of Lennar Class A and Class B common stock.

Holders of 391,893 shares of CalAtlantic stock elected to receive cash. However, a large holder of CalAtlantic common stock had agreed that, to the extent stockholders did not elect to receive cash with regard to at least the maximum 24,083,091 shares, the large stockholder would be deemed to elect to receive cash with respect to the number of shares that would cause elections to receive cash to be made with regard to the maximum 24,083,091 shares of CalAtlantic stock. Therefore, holders of 24,083,091 former shares of CalAtlantic common stock, which is approximately 20.40% of the common stock that was outstanding at the effective time of the Merger, are receiving $48.26 per share in cash with regard to their shares, and the holders of the remaining approximately 79.60% of the former shares of CalAtlantic common stock are receiving the combination of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock per former CalAtlantic share. Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange on February 12, 2018, the combined market value of 0.885 shares of Class A common stock and 0.0177 shares of Class B common stock at the close of trading on that day was $53.34.

The Notes are governed by the Ninth Supplemental Indenture dated as of May 20, 2013 to an Indenture dated as of June 28, 1996 between The Ryland Group, Inc., as Issuer, and Chemical Bank, as Trusteee, as to which The Bank of New York Mellon Trust Company, N.A., is the successor Trustee (the “Supplemental Indenture”). CalAtlantic was the successor by merger to The Ryland Group, Inc., and therefore, until the Merger, was the obligor with regard to the Notes. As a result of the Merger, New CalAtlantic assumed CalAtlantic’s obligations with regard to the Supplemental Indenture and the Notes and Lennar guaranteed New CalAtlantic’s obligations.

Under the Supplemental Indenture, holders who convert Notes after the Merger are entitled to receive upon conversion what they would have received in the Merger if they had converted their Notes immediately before the Merger, with two important differences:

•	Immediately before the Merger, each $1,000 principal amount of Notes was convertible into 31.8906 shares of CalAtlantic common stock. However, the Merger was a Fundamental Change for purposes of the Supplemental Indenture. Therefore, during the Make-Whole Adjustment Period, which began when the Merger became effective at 11:59 p.m. Eastern time on February 12, 2018, and will end at 5:00 p.m. New York City time on March 29, 2018, there will be a Make-Whole Adjustment that will cause each $1,000 principal amount of Notes to be convertible into the Merger consideration for 32.0018 former shares of CalAtlantic common stock. After the end of the Make-Whole Adjustment Period, each $1,000 principal amount of Notes will again be convertible into the Merger consideration for 31.8906 former shares of CalAtlantic common stock.

•

Under the Supplemental Indenture, because CalAtlantic stockholders could receive either of two different types of consideration as a result of the Merger, holders of Notes are entitled to receive upon conversion after the Merger “the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make [an] election.” Only CalAtlantic stockholders who wanted to receive cash as their Merger consideration had to make an affirmative election. Unless a CalAtlantic stockholder affirmatively elected to receive $48.26 per CalAtlantic share in cash, the CalAtlantic stockholder would automatically receive the combination of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock per CalAtlantic share. Holders of 391,893 shares elected to receive cash. Therefore, all stockholders who made affirmative elections are receiving 100% of their Merger consideration in cash at the rate of $48.26 per CalAtlantic share. As a result. the type and amount of consideration to which a holder of Notes is entitled under the Supplemental Indenture upon conversion after the Merger is cash of $48.26 for each CalAtlantic share the holder would have received if the holder had converted its Notes immediately before the Merger (at the conversion rate of 32.0018 shares of CalAtlantic common stock per $1,000 principal amount with regard to Notes converted during the Make-Whole Adjustment Period and 31.8906 shares of CalAtlantic common stock per $1,000 principal amount with regard to Notes converted after the end of the Make-Whole Adjustment Period).

Lennar’s Offer.

Based upon the last sale prices of Lennar’s Class A and Class B common stock on February 12, 2018 (the day on which the Merger became effective) reported on the New York Stock Exchange, the combined value of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock was $53.34. Based upon those last reported sale prices, the weighted average value of what all the holders of CalAtlantic common stock received was $52.31 per share. That was more than the $48.26 per share that would be received under the Supplemental Indentures upon conversion of Notes after the Merger.

Lennar believes that what holders of Notes will receive on conversion should not be reduced because only stockholders who wanted to receive cash made affirmative elections. Therefore, Lennar, on behalf of CalAtlantic, is offering holders who convert Notes during the Make-Whole Conversion Period (the period ending at 5:00 p.m. New York City time on March 29, 2018) the opportunity to elect to receive Modified Conversion Consideration which is the same percentage of cash and Lennar Class A and Class B common stock as the weighted average of what is being received by all the former holders of CalAtlantic stock taken together. A holder who converts Notes during the Make-Whole Adjustment Period and elects to receive the Modified Conversion Consideration will receive 20.40% of the conversion consideration in the form of cash at the rate of $48.26 per full share of former CalAtlantic stock and 79.60% in the form of Lennar Class A and Class B common stock at the rate of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock per full share of former CalAtlantic stock. That will result in a holder who elects to receive the Modified Conversion Consideration receiving with respect to each former share of CalAtlantic stock as to which a Note is converted during the Make-Whole Conversion Period (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock and (c) $9.845 in cash. Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange, on February 12, 2018, the value of the Modified Conversion Consideration per former share of CalAtlantic stock on that day would have been $52.31, which would equal $1,674.02 per $1,000 principal amount with regard to a Note converted during the Make-Whole Adjustment Period. However, the price of Lennar’s Class A and Class B stock may at any point in time be lower or higher than it was at the close of trading on February 12, 2018.

Each holder of Notes will be able to decide for itself whether, if the holder converts Notes during the Make-Whole Adjustment Period, the holder wants to receive the Modified Merger Consideration or the holder would rather receive cash of $48.26 per share of former CalAtlantic stock as to which it converts Notes. An election to receive the Modified Merger Consideration will be an agreement between the Noteholder that makes the election and Lennar and New CalAtlantic, and will not affect what any other Noteholder will receive on conversion. The Supplemental Indenture will not be amended to change its terms regarding what a holder is entitled to receive on conversion of Notes.

A Noteholder that elects to receive the Modified Conversion Consideration will not receive the conversion consideration provided for in the Supplemental Indenture. The Modified Conversion Consideration will be in lieu of the conversion consideration provided for in the Supplemental Indenture. A description of how to elect to receive the Modified Merger Consideration instead of the conversion consideration provided for in the Indenture appears below under the caption “How to Elect to Receive the Modified Conversion Consideration.”

Consent to Amend Supplemental Indenture.

As an inducement to Lennar to offer the Modified Conversion Consideration, a holder who elects to receive the Modified Conversion Consideration will by doing that consent to amend the Supplemental Indenture to delete Section 10.01. That Section requires that so long as any Notes are outstanding, CalAtlantic must file with the SEC within the time periods required by its rules, and furnish to the Trustee and the holders of Notes within 15 days after the required filing date, all quarterly and annual financial information required to be contained in Forms 10-Q and 10-K and, with respect to annual consolidated financial statements, a report of CalAtlantic’s independent auditors. Because New CalAtlantic is a wholly owned subsidiary of Lennar, its assets, liabilities, income and expenses will be included in Lennar’s consolidated financial statements that are filed with the SEC. Further, Lennar has guaranteed the obligations of New CalAtlantic with regard to the Notes. Therefore, separate financial information regarding New CalAtlantic should no longer be important to holders of Notes, and Lennar wants to avoid the need to have New CalAtlantic make filings with the SEC or otherwise be able to provide separate financial and other information to holders of Notes.

A holder of Notes will not be able to elect to receive the Modified Conversion Consideration without consenting to amend the Supplemental Indenture to remove Section 10.01. Withdrawal of an election to receive the Modified Conversion Consideration will also withdraw the accompanying consent to amend the Supplemental Indenture. The amendment to the Supplemental Indenture will become effective if it is consented to by holders of a majority in principal amount of the outstanding Notes. However, effectiveness of the amendment is not a condition to Lennar’s offer to deliver the Modified Conversion Consideration to holders who surrender Notes for conversion during the Make-Whole Adjustment Period. Accordingly, if the Noteholders who convert their Notes during the Make-Whole Adjustment Period and elect to receive the Modified Conversion Consideration convert in total less than a majority of all the outstanding Notes, those Noteholders will receive the Modified Conversion Consideration, but it is possible the Supplemental Indenture will not be amended.

Lennar and New CalAtlantic reserve the right to seek consents to the amendment to the Supplemental Indenture during or after the Make-Whole Adjustment Period from Noteholders who do not convert their Notes or who will receive all cash upon conversion. During the Make-Whole Adjustment Period, their consents may be added to the consents of holders who elect to receive the Modified Conversion Consideration in determining whether the amendment has received the necessary majority consent. Notes that are converted during the Make-Whole Adjustment Period will not be outstanding after the conversions take effect, and therefore neither consents by holders of Notes that are converted during the Make-Whole Adjustment Period nor those Notes themselves will be counted after the end of the Make-Whole Adjustment Period in determining whether holders of a majority of the outstanding Notes have consented to the Supplemental Indenture.

Option to Require Purchase.

Under the Supplemental Indenture, in addition to having the conversion rights described above, because the Merger was a Fundamental Change for purposes of the Supplemental Indenture, during the period between the effective time of the Merger and 5:00 p.m. on March 29, 2018 (the “Fundamental Change Period”), holders of Notes will have the right to require New CalAtlantic to purchase their Notes on March 30, 2018 (the “Fundamental Change Purchase Date”) for 100% of their principal amount plus accrued but unpaid interest to, but not including, that date. Based upon the last reported sale prices of Lennar Class A and Class B common stock on February 12, 2018, on that day the Modified Merger Consideration issuable on conversion of Notes was worth more than 100% of the principal amount of the Notes plus accrued but unpaid interest. However, the market value of Lennar stock may change, and therefore there may be times when holders would receive more value by requiring New CalAtlantic to purchase their Notes on the last day of the Fundamental Change Period than they would by converting their Notes, even during the Make-Whole Adjustment Period (which is the same as the Fundamental Change Period). Before deciding whether to convert Notes or require CalAtlantic to purchase them, a holder should get an updated price quote for Lennar’s Class A and Class B common stock. A holder that converts Notes will not be able to require CalAtlantic to purchase the holder’s Notes for 100% of their principal amount plus accrued but unpaid interest, regardless of whether the converting holder converts the Notes into the conversion consideration as provided in the Supplemental Indenture or into the Modified Conversion Consideration.

The following is the value of $1,000 principal amount of Notes if during the Fundamental Change Period, the holder (a) converts them into $48.26 per share (at the conversion rate giving effect to the Make-Whole Adjustment), (b) converts them into 79.60% Lennar Class A and Class B common stock (at the conversion rate giving effect to the Make-Whole Adjustment and valuing Lennar Class A and Class B common stock at the last reported sale prices on February 12, 2018) and 20.40% cash of $48.26 per former CalAtlantic share or (c) requires CalAtlantic to purchase them for 100% of their principal amount plus accrued but unpaid interest to, but not including, March 30, 2018:

Noteholder Action	Value per $1,000 principal amount
Convert Notes into $48.26 per former CalAtlantic share in cash (1)	$1,544.41
Convert Notes into 79.60% Lennar stock and 20.40% cash (1)(2)	1,674.02
Require purchase of Notes for 100% of principal plus accrued interest	1,006.09

(1)	At conversion rate, giving effect to Make-Whole Adjustment, of 32.0018 former CalAtlantic shares per $1,000 principal amount.
(2)	Based upon February 12, 2018 last reported sale prices of $59.34 per share of Lennar Class A common stock and $46.82 per share of Lennar Class B common stock. The price of Lennar Class A and Class B stock changes every trading day.

In order to elect to receive Modified Conversion Consideration (and in order to benefit from the Make-Whole Adjustment), conversion instructions must be given to DTC in time for Notes and information about the election to be received by the Conversion Agent not later than 5:00 p.m. New York City time on March 29, 2018.

Source of Funds

Lennar will obtain the funds New CalAtlantic will include in the Modified Conversion Consideration from Lennar’s cash on hand or from borrowings under its Credit Agreement with a group of banks.

Disposition of Purchased Notes

Notes that are converted will be cancelled.

Interests of Directors, Executive Officers and Affiliates in Notes

Lennar and New CalAtlantic each believes that none of its directors, executive officers or subsidiaries has any beneficial interest in Notes or has engaged in any transactions involving Notes within the 60 days prior to the date of this Prospectus Supplement, and neither Lennar nor New CalAtlantic has any plans to acquire Notes from any such persons.

Tax Considerations

The treatment for Federal income tax purposes of conversions of Notes and elections to receive the Modified Conversion Consideration will differ with regard to different Noteholders, depending on a number of factors, including whether the Noteholder is an individual, a corporation or another form of entity, whether the Noteholder is a U.S. holder for U.S. federal income tax purposes, whether the Notes were purchased with a market discount, and whether the Noteholder is subject to special tax rules, such as those applying to dealers in securities, banks and other financial institutions, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons who have elected mark-to-market accounting, partnerships and other pass-through entities, persons holding Notes as part of a hedging strategy, or part of a straddle or a synthetic security, or to U.S. expatriates or former long-term residents of the United States. Conversions of Notes may subject the holder to state, local or foreign taxes.

The treatment for U.S. federal income tax purposes of conversion of a Note by a Non-U.S. holder (i.e., a person that is not taxed as a U.S. holder) will be different from the treatment of a disposition by a person who is taxed as a U.S. holder. Among other things, a Non-U.S. holder may be subject to U.S. income tax or withholding tax on any gain realized on conversion of a Note into the right to receive cash or upon election to receive the Modified Conversion Consideration.

Every holder of Notes is urged to consult the holder’s own tax adviser regarding the tax consequences to that holder of converting Notes, either for the consideration provided in the Supplemental Indenture or for the Modified Conversion Consideration being offered by Lennar.

HOW TO ELECT TO RECEIVE THE MODIFIED CONVERSION CONSIDERATION

Lennar has been informed that all the Notes are represented by a global security held by The Bank of New York Mellon Trust Company, N.A., as custodian for The Depositary Trust Company (“DTC”). Notes are beneficial interests in that global security. In order to convert Notes and receive the Modified Conversion Consideration, a beneficial owner must notify the DTC participant through which the beneficial owner holds its Notes (probably a broker, a bank or another form of fiduciary) of the beneficial owner’s desire to convert Notes and election to receive the Modified Conversion Consideration, as well as the holder’s consent to remove Section 10.01 from the Supplemental Indenture, and the participant must transmit the notice of conversion, election and consent to DTC in accordance with its procedures on a form required by DTC and provided to participants. DTC will then arrange for book entry transfer of the Notes that are being converted to an account maintained by the Conversion Agent for the purpose of receiving Notes, and will include in the book entry confirmation relating to that transfer confirmation that DTC has received an express acknowledgement from the participant that the participant has received and agrees to be bound by the terms of the Offer, including the consent to remove Section 10.01 from the Supplemental Indenture, and that New CalAtlantic can enforce those terms against the participant.

By notifying the DTC participant through which a beneficial interest in Notes is held of the beneficial owner’s desire to convert the Notes, its election to receive the Modified Conversion Consideration and its consent to remove Section 10.01 from the Supplemental Indenture, the holder and the beneficial owner of Notes on whose behalf the holder submits Notes each will be deemed, among other things, to:

•	irrevocably submit the Notes for conversion;

•	irrevocably agree to accept the Modified Conversion Consideration instead of any other consideration to which the holder may be entitled on conversion of Notes, whether under the Supplemental Indenture or otherwise;

•	consent to amend the Indenture and the Supplemental Indenture by removing Section 10.01 from the Supplemental Indenture;

•	represent and warrant that the holder is the owner of the Notes and has the power and authority to submit the Notes for conversion, and to consent to the amendment to the Supplemental Indenture removing Section 10.01, without requiring the consent of any other person or any court or other governmental authority; and

•	release and discharge any claims the holder or the beneficial owner may have, now or in the future, against CalAtlantic, New CalAtlantic, Lennar, the Trustee or the Conversion Agent under or with regard to the Notes that are converted, other than the right to receive the Modified Conversion Consideration.

Book-Entry Delivery Procedures for Converting Notes held through DTC

DTC has confirmed that the election to receive Modified Conversion Consideration is eligible for ATOP with respect to book-entry Notes held through DTC. A confirmation of book entry transfer of Notes to the Conversion Agent that contains an agent’s message, and any other required documents, must be transmitted to and received by the Conversion Agent prior to 5:00 p.m., New York City time on March 29, 2018 (the “Expiration Time”). Notes will not be considered submitted for conversion into the Modified Conversion Consideration until the confirmation of book entry transfer and agent’s message is received by the Conversion Agent.

If your Notes are held on your behalf by a nominee that is a participant in DTC, you must:

•	Inform your nominee that you want to convert your Notes into the Modified Conversion Consideration and consent to remove Section 10.01 from the Supplemental Indenture; and

•	Instruct your nominee to submit all the Notes you want to convert into the Modified Conversion Consideration prior to the Expiration Time.

Any financial institution that is a nominee of DTC, including Euroclear and Clearstream, must submit Notes for conversion into the Modified Conversion Consideration by effecting book-entry transfer of the Notes to be converted into the account of the Conversion Agent with DTC and electronically (a) electing to receive the Modified Conversion Notice and (b) consenting to remove Section 10.01 from the Supplemental Indenture, through the ATOP procedures for transfer. DTC will then verify the conversion, execute a book-entry delivery of the Notes into the Conversion Agent’s account at DTC and send an agent’s message to the Conversion Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Conversion Agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from an organization that participates in DTC (a “participant”) submitting Notes, that the participant has received and agrees to be bound by the terms above regarding the election to receive the Modified Conversion Notice and consent to remove Section 10.01 from the Indenture, and that Lennar may enforce that agreement against the participant.

An election to convert Notes into Modified Conversion Consideration will not be complete until the Conversion Agent receives book entry confirmation of transfer of Notes that includes an appropriate agent’s message. Delivery of instructions to DTC does not constitute delivery to the Conversion Agent.

Withdrawal of Conversion into Modified Conversion Consideration

An election to convert Notes into the Modified Conversion Consideration may be withdrawn at any time before 5:00 New York City time on March 29, 2018 (the “Withdrawal Deadline”). After that time it will be irrevocable. A withdrawal of an election to convert Notes into the Modified Conversion Consideration will withdraw (a) the notice of conversion of the Notes, (b) the election to receive the Modified Conversion Consideration with regard to the Notes, and (c) the consent of the holder of the Notes to remove Section 10.01 from the Supplemental Indenture. Because withdrawal of an election to convert Notes into the Modified Conversion Consideration will withdraw the notice of conversion, in order to receive the benefit of the Make-Whole Adjustment with regard to the withdrawn Notes, those Notes will have to be re-submitted for conversion before the Make-Whole Adjustment Period expires.

For a withdrawal of Notes to be effective, a notice of withdrawal must be received by the Conversion Agent by or before the Withdrawal Deadline at its address listed at the end of this Prospectus Supplement. The withdrawal notice must:

•	specify the name of the holder of the Notes that are being withdrawn;

•	state the principal amount of the Notes being withdrawn;

•	specify the name and number of the account at DTC to be credited with the withdrawn Notes; and

•	be signed by the holder of the Notes that are being withdrawn, with the signature guaranteed by an “eligible guarantor institution,” as that term is defined in Rule 17Ad-l5(a)(2) under the Securities Exchange Act of 1934, as amended (unless the holder is itself an eligible guarantor institution).

A holder that wants to convert Notes and receive the Modified Conversion Consideration should seek help from the broker, bank or other fiduciary through which the Notes are held. Questions can also be addressed to the Conversion Agent at the following address:

The Conversion Agent is:

The Bank of New York Mellon Trust Company, N.A.

Pamela J. Adamo

BNY Mellon

Representative, Client Processing/Issuer & Loan Services I CSD-Reorg

Ill Sanders Creek Parkway, East Syracuse, NY 13057

Telephone: (315) 414-3317

WHERE YOU CAN FIND MORE INFORMATION

Lennar files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 or 1-202-942-8090 for further information regarding the reference room. The SEC also maintains a website that contains reports, proxy statements and other information regarding issuers, including Lennar, that file materials electronically with the SEC. The address of that website is www.sec.gov. The information on that website is not incorporated by reference into this Prospectus Supplement.

Neither Lennar nor New CalAtlantic has employed anybody to make recommendations regarding conversions of Notes or authorized anybody to make any statements about the Modified Conversion Consideration that are in any way different from, or in addition to, the statements made in this Prospectus Supplement.

INCORPORATION BY REFERENCE

The SEC allows us to disclose important information to you by referring you to documents that we have filed, or will file in the future, with the SEC. Information incorporated by reference is considered to be part of this Prospectus Supplement.

We incorporate by reference in this Prospectus Supplement the following documents which we have previously filed with the SEC:

(a)	our Annual Report on Form 10-K for the year ended November 30, 2017; and

(b)	our Current Reports on Form 8-K dated January 10, 2018, January 18, 2018, January 19, 2018, February 2, 2018, February 13, 2018, February 14, 2018, February 16, 2018 and February 20, 2018.

(c)	the Joint Proxy Statement/Prospectus dated January 4, 2018, included in Registration Statement File No. 333-221738.

Whenever after the date of this Prospectus Supplement, we file reports or other documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this Prospectus Supplement from the time they are filed.    If there is any conflict between statements made in the Joint Proxy Statement/Prospectus or this Prospectus Supplement and those in one or more documents incorporated by reference into either of them, the information in the latest filed document should be considered correct.

You can obtain any of the incorporated documents from the SEC at the address or website described above. You can also obtain copies without charge by requesting them in writing or by telephone from us at Lennar Corporation, 700 N.W. 107th Avenue, Miami, FL 33172, Attention: Investor Relations, (305) 559-4000.

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In order to receive the Modified Conversion Consideration and to receive the benefit of the Make-Whole Adjustment to the number of former CalAtlantic shares issuable on conversion of Notes, Notes and all other required documents must be received by the Conversion Agent on or before March 30, 2018, unless that date is extended by New CalAtlantic.

LENNAR CORPORATION

February 21, 2018